BB 2/25

06003344

SECURITIES [illegible] ON
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 2 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.B. Zoullas Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Third Avenue, 29th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leslie Seinfeld (212) 350-5315
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 2 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/11/06

OATH OR AFFIRMATION

I Nicholas B. Zoullas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.B. Zoullas Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LESLIE SEINFELD
NOTARY PUBLIC, State of New York
No. 01SE5050426
Qualified in Nassau County
Commission Expires: 10/16/09

Signature

Chairman

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N.B. ZOULLAS SECURITIES, INC.

SEC MAIL PROCESSING
RECEIVED
FEB 22 2006
WASH, D.C. 213 SECTION

* * * * * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

* *

909 Third Avenue, 29th Floor, New York, NY 10022 Tel. 212-350-5315 Fax 212-350-5233
Member NASD/SIPC • CLEARING AGENT BEAR, STEARNS SECURITIES CORP

N.B. ZOULLAS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	42,188
Deposits with clearing broker		569,691
Receivables from brokers		116,372
Furniture and equipment, at cost less accumulated depreciation of $68,872		2,933
Prepaid expenses and other assets		29,749
	$	760,933

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses and other liabilities	$	39,937
Commitments		
Stockholder's equity:		
Common Stock, $1 par value; 200 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		169,900
Retained earnings		550,996
		720,996
	$	760,933

The accompanying notes are an integral part of this financial statement.

N.B. ZOULLAS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION:

N.B. Zoullas Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates principally under a clearance agreement with another broker-dealer (clearing broker), who assumes and maintains the accounts of the Company's customers. The Company transacts its business with customers located throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

Securities transactions are recorded as follows: Trading gains and losses are recorded on a trade-date basis; commission revenue and related expenses are recorded on a settlement-date basis, generally the third business day following the trade date. The effect of recording these transactions at settlement rather than on a trade-date basis was deemed to be immaterial.

Furniture and Equipment:

Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Income Taxes:

The Company has elected to be treated as an S Corporation under the appropriate provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to federal income tax. The stockholder is required to report separately his distributive share of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

Cash and Cash Equivalent:

The Company considers all highly liquid investments with original maturities of less than three months when purchased to be cash equivalents.

3. DEPOSITS WITH CLEARING BROKER:

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The Company's clearing agreement with its clearing broker requires that a minimum balance of $150,000 be maintained on deposit with the clearing broker. The amounts on deposit at December 31, 2005 consisted of cash in the amount of $569,691.

4. RELATED PARTY TRANSACTIONS:

Administration Fees:

The Company pays another affiliated company, related through common ownership, for administrative, bookkeeping, advisory services and related projects.

5. COMMITMENTS:

The Company is obligated to its clearing broker under a noncancellable operating lease (license agreement) for its office premises, which provides for payment of specific amounts subject to escalation based on certain operating costs.

Future minimum annual rental payments under the license agreement, which expire in May, 2007 are as follows:

Year Ending December 31,	Amount
2006	$87,360
2007 (May 17, 2007)	36,400

6. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2005, the Company had net capital, as defined, of $683,314, which exceeded the required minimum net capital of $5,000 by $678,314. Aggregate indebtedness at December 31, 2005 totaled $ 39,937. The ratio of aggregate indebtedness to net capital was .06 to 1.

7. OFF-BALANCE-SHEET RISKS AND CONCENTRATION OF CREDIT RISK:

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2005 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
N.B. Zoullas Securities, Inc.

We have audited the accompanying statement of financial condition of N.B. Zoullas Securities, Inc. (the "Company") as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of N.B. Zoullas Securities, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
January 31, 2006